

Alec Lim · 3rd

Chief Executive Officer at Beno, Inc

Singapore · Contact info

355 connections

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Beno Technologies

Experience

Beno Technologies
5 yrs 4 mos

Chief Executive Officer
Feb 2019 – Present · 2 yrs 7 mos

Chief Mechanical Engineer
May 2016 – Jan 2019 · 2 yrs 9 mos

Keysight Technologies
3 yrs 4 mos

Research And Development Specialist
Oct 2017 – Nov 2018 · 1 yr 2 mos

Robotics Lead
Sep 2016 – Oct 2017 · 1 yr 2 mos

Show 1 more role

Research Development Mechanical Engineer
Motorola Solutions
May 2012 – Sep 2014 · 2 yrs 5 mos

Education

University of Nottingham
Bachelor of Engineering - BE, Manufacturing Engineering

Skills & endorsements

Engineering · 1

Sheena Li has given an endorsement for this skill

Research and Development (R&D) · 1

Sheena Li has given an endorsement for this skill

Computer-Aided Engineering (CAE) · 1

Sheena Li has given an endorsement for this skill

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Interests

Harvard Business Revie
12,777,510 followers

Venture Capital: Funds,
66,290 members

adidas
2,436,694 followers



Mark Cuban
President
7,001,801 followers



Ray Dalio
Co-Chief Investment Officer
2,166,755 followers

Private Equity, M&A, and
397,323 members

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